UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_________________

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934
For the Month of February 2007

_________________

Commission File Number: 000-28998

ELBIT SYSTEMS LTD.
(Translation of Registrant’s Name into English)
Advanced Technology Center, P.O.B. 539, Haifa 31053, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

        Attached hereto as Exhibit 1 and incorporated herein by reference is the Registrant’s press release dated February 20, 2007.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELBIT SYSTEMS LTD. (Registrant) By: /s/ Ilan Pacholder Name: Ilan Pacholder Title: Corporate Secretary

Dated: February 20, 2007

EXHIBIT INDEX

Exhibit No.	Description
1.	Press Release dated February 20, 2007.

Elbit Systems awarded a PFI contract to establish and operate
Israeli Air Force “Tzofit” (Beechcraft) Training Center

Potential revenues expected to exceed $15 million

Training Center Can Also Serve Civil Aircraft Pilots

Haifa, Israel, February 20, 2007 – Elbit Systems Ltd. (NASDAQ: ESLT) was awarded a contract to establish a training centre for “Tzofit” (King Air B200 Beechcraft) for the Israeli Air Force. Elbit Systems will serve as the project’s prime contractor, while Arkia and the Canadian Mechtronix will serve as sub-contractors.

The training centre will operate through a PFI (Private Financing Initiative) program, with Elbit System providing the Israeli Air Force a turn-key solution including the establishment of the training centre, its operation and the supply of simulators, training services and maintenance for a 10-year period. The MoD will purchase flight training hours for the Air Force from Elbit Systems. Potential revenues from the project are expected to exceed $15 million. The training center will be established on a civilian property outside military bases.

Furthermore, for the first time in Israel, it will be possible to open a training centre for civilian pilots providing them training in accordance with international aviation requirements while using local flight simulators and facilities.

Joseph Ackerman, President and CEO of Elbit Systems, said: “There is a wider global demand for use of civilian and military simulators in all areas of operations in order to achieve better performance with the same level of training hours.
The “Tzofit” training centre project coupled with the company’s on-going Israel Air Force cadets training project, strengthen Elbit Systems’ position as Israeli Air Force’s leading contractor in the field of simulators in general and in flight simulator in particular. Mr. Ackerman added that the prospect of civilian pilots training constitutes an important addition to Elbit Systems’ ever growing portfolio directed at the civilian aviation market.

Elbit Systems operates within the global simulator market and supplies systems for all types of platforms, including those for air, land and naval applications, as well as interdisciplinary simulators allowing for joint forces training. Elbit Systems utilizes its advanced technological capabilities, particularly in developing software for complex system programs, and its global leadership in upgrading defense and civilian platforms.

About the Tzofit (Beechcraft)

Received by the Israeli Air Force in 1991, the Tzofit is a civilian business jet manufactured by Beechcraft which has been converted for military use. The first aircraft was manufactured in 1973 and is used worldwide for transportation, passengers’ transfer, weather exploration and communication and marine reconnaissance missions. The Israeli Air Force employs the aircraft in various missions.
The Tzofit’s maximal cruise altitude is 31,000 feet, its maximal range 3,254 Km and its maximal cruise speed is 289 knots.

Following its acquisition by the Israeli Air Force, advanced systems, manufactured in Israel, were installed on board the aircraft which enhance IAF’s capabilities, significantly prolong the aircraft’s cruise range and facilitate its special missions.
(Quote from an article in IAF Magazine, Issue # 130, December 1999).

About Elbit Systems
Elbit Systems Ltd. is an international defense electronics company engaged in a wide range of defense-related programs throughout the world. The Elbit Systems Group, which includes the company and its subsidiaries, operates in the areas of aerospace, land and naval systems, command, control, communications, computers, intelligence, surveillance and reconnaissance (“C4ISR”), advanced electro-optic and space technologies, EW suites, airborne warning systems, ELINT systems, data links and military communications systems and equipment. The Group also focuses on the upgrading of existing military platforms and developing new technologies for defense and homeland security applications.

Contacts

Company contact Ilan Pacholder, Corporate Secretary and VP Finance & Capital Markets Elbit Systems Ltd. Tel: 972-4 831-6632 Fax: 972-4 831- 6659 pacholder@elbit.co.il	IR Contacts Ehud Helft/Kenny Green GK International Tel: 1-866-704-6710 Fax: 972-3-607-4711 ehud@gk-biz.com kenny@gk-biz.com

STATEMENTS IN THIS PRESS RELEASE WHICH ARE NOT HISTORICAL DATA ARE FORWARD-LOOKING STATEMENTS WHICH INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES OR OTHER FACTORS NOT UNDER THE COMPANY’S CONTROL, WHICH MAY CAUSE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS OF THE COMPANY TO BE MATERIALLY DIFFERENT FROM THE RESULTS, PERFORMANCE OR OTHER EXPECTATIONS IMPLIED BY THESE FORWARD-LOOKING STATEMENTS. THESE FACTORS INCLUDE, BUT ARE NOT LIMITED TO, THOSE DETAILED IN THE COMPANY’S PERIODIC FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION.